FOSSIL

ANNUAL REPORT


SUPERIOR
1954
FOSSIL
USA
QUALITY
FOSSIL, INC. ANNUAL REPORT
TWO THOUSAND ELEVEN
FOSSIL
THE ART OF VINTAGE
VOL. 1954

Long Live Vintage™

№ 001954

1954




1954
Fossil
"BUILT TO LAST"






FOSSIL




GASOLINE TAX
AND
SPEED LIMIT FOLDER
TRAVEL LITERATURE
FOSSIL
ONE WAY TRAIN TICKET
PITTSBURG, PA to
STEAMBOAT, CO
Winfield
JFK

Dear Stockholders,

Our fiscal 2011 results represented another year of excellent growth for Fossil and considerable progress towards our long-term objectives. We generated double-digit sales gains across all of our major brands, product categories and geographies, which were driven by the continued success of our two global growth initiatives - our FOSSIL brand and our multi-brand watch business.

Earnings rose 22% to $4.61 per diluted share from $3.77 per diluted share, even as we invested in talent and infrastructure to capitalize on the significant opportunities that we see ahead of us. We attribute our ongoing strength to the many advantages of our owned distribution model, the incredible talent we possess around the world and the compelling brands and offerings in our portfolio.

OUR 2011 FISCAL YEAR INCLUDED SEVERAL SIGNIFICANT MILESTONES:

- Total sales surpassed $2.5 billion, increasing by over $500 million, or 26%;
- Sales of FOSSIL-branded products eclipsed $1 billion, coming in just under $1.2 billion;
- Sales from our multi-brand watch business grew to over $1.8 billion;
- We invested in our businesses in Asia to capitalize on this game-changing growth opportunity, attracting key talent and making significant inroads into establishing the infrastructure to accelerate our expansion in this region;
- We utilized the strength of our balance sheet to aquire 6.2 million shares of our common stock since announcing our buyback program in August 2010; and
- We were added to the Nasdaq 100.

Our FOSSIL brand continued its positive momentum during fiscal 2011 with sales increasing by 20%, led by a 19% increase in watches and a 31% increase in leather sales. The brand continues to strengthen as we present the image of American vintage with more authenticity and clarity. Our FOSSIL brand presents a strong offering on both the men's and women's side of the business and has high appeal all over the world. We believe the strength of the brand is further evidenced by the nine consecutive quarters of double-digit comparable store sales increases across our global retail store base.

In our multi-brand watch business, we experienced a sales increase of 30% for the 2011 fiscal year. This impressive growth follows a 39% increase in sales last fiscal year. Our portfolio of owned and licensed brands represent many of the best global lifestyle brands in the world and are leading us to increased market share globally. During fiscal 2011, some notable performances include MARC BY MARC JACOBS doubling over the prior fiscal year and MICHAEL KORS and ARMANI EXCHANGE increasing over 70%, while DIESEL and BURBERRY were both up 30% or more. In addition, we entered into an agreement in January 2012 to acquire Skagen Designs, Ltd., which we expect to close in April 2012, subject to the receipt of regulatory approvals. We are also preparing for the launch of our newest global watch license, Karl Lagerfeld, in early 2013.

We are focused on building the FOSSIL brand around the world as an accessories-based lifestyle brand. With the addition of Karl Lagerfeld, we are also expanding our leadership position in the aspirational lifestyle watch business. We feel strongly that the advantages of our accessories-based businesses, including higher margins, shorter lead times and less obsolescence than other categories, have us well-positioned to drive increased sales and profitability.

As we begin 2012, we will continue to execute the strategies that led to our success in fiscal 2011. We have a talented team that is passionate about achieving our mission. I would like to thank our more than 13,000 employees around the world as well as our customers, suppliers and stockholders for their continued support and dedication.

Sincerely,

KOSTA N. KARTSOTIS
Chief Executive Officer

FINANCIAL HIGHLIGHTS

FISCAL YEAR *(in thousands, except per share data)*	2011	2010	2009	2008	2007
Net sales	$2,567,302	$2,030,690	$1,548,093	$1,583,242	$1,432,984
Gross profit	1,439,186	1,155,164	844,850	851,151	742,031
Operating income	471,991	376,414	211,627	205,770	186,485
Income before taxes attributable to Fossil, Inc.	438,860	372,448	213,776	189,429	187,526
Net income attributable to Fossil, Inc.	294,702	255,205	139,188	138,097[1]	123,261[2]
Earning per share:					
Basic	4.66	3.83	2.09	2.05[1]	1.81[2]
Diluted	4.61	3.77	2.07	2.02[1]	1.75[2]
Weighted average common shares and common equivalent shares outstanding:					
Basic	63,298	66,701	66,684	67,525	68,213
Diluted	63,965	67,687	67,153	68,323	70,333
Working capital	$844,124	$801,329	$701,193	$556,497	$546,410
Total assets	1,642,922	1,467,573	1,276,483	1,087,296	1,122,628
Total long-term liabilities	134,798	76,377	62,791	74,964	66,432
Stockholders' equity attributable to Fossil, Inc.	1,105,929	1,044,118	962,781	802,144	771,662
Return on average stockholders' equity attributable to Fossil, Inc.	28.0%	25.0%	16.2%	17.8%	18.3%

| 1 | Includes a $20.8 million benefit in income tax expense related to the reduction of certain current and long-term tax liabilities in connection with completion of prior year income tax audits.

| 2 | Includes $8.6 million in expenses, net of tax, relating to our voluntary evaluation of our accounting for equity-based compensation, including the appropriateness of accounting measurement dates used to determine the amounts of compensation charges and related tax effects which have been previously disclosed in filings with the Securities and Exchange Commission.


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OPERATING INCOME
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NET INCOME
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STOCKHOLDERS' EQUITY
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Q W E R T Y U
A S D F G H
Z X C V B N





CORPORATE INFORMATION

EXECUTIVE OFFICERS & DIRECTORS

Kosta N. Kartsotis
Chairman of the Board and Chief Executive Officer

Livio Galanti
Executive Vice President

Darren Hart
Executive Vice President, HR

Mike L. Kovar
Executive Vice President, Chief Financial Officer and Treasurer

Jennifer Pritchard
President, Retail Division

Mark D. Quick
Vice Chairman

Elaine Agather
Director

Jeffrey N. Boyer
Director

Gary Kusin
Director

Diane Neal
Director

Elysia Holt Ragusa
Director

Jal S. Shroff
Director

James E. Skinner
Director

Michael Steinberg
Director

Donald J. Stone
Director

James M. Zimmerman
Director

CORPORATE INFORMATION

Transfer Agent and Registrar
Computershare Shareowner Services LLC
P. O. Box 358015
Pittsburgh, PA 15252-8015

Principal Independent Auditors
Deloitte & Touche LLP
2200 Ross Avenue
Dallas, TX 75201

Corporate Counsel
Haynes and Boone, LLP
2323 Victory Avenue | Suite 700
Dallas, TX 75219

OUR WEBSITE

The Company maintains a website at the worldwide internet address of www.fossil.com. Certain product, event, and investor relations information concerning the Company is available at the site.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Wednesday, May 23, 2012, at 9:00 am at the Company's headquarters, 901 S. Central Expressway, Richardson, Texas.

COMPANY INFORMATION

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, and the Annual Report to Stockholders, in addition to other Company information, is available to stockholders without charge upon written request to Fossil, Investor Relations, 901 S. Central Expressway, Richardson, Texas 75080-7302, or online at **www.fossil.com.**












MICROTOMIC
VAN DYKE
EBERHARD FABER

AUTHENTIC
FOSSIL
Long Live Vintage™